                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996).

     For the fiscal year ended December 31, 2001

     OR

[  ]  Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).
                 For the transition period from ______ to ______

                         Commission file number 1-12792

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             Summit Properties Inc.
                 1996 Non-Qualified Employee Stock Purchase Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Summit Properties Inc.
                            309 East Morehead Street
                                    Suite 200
                         Charlotte, North Carolina 28202

ITEMS 1. AND 2.  FINANCIAL STATEMENTS                                 PAGE
                                                                      ----
Independent Auditors' Report                                            3
Statements of Net Assets Available for Benefits
   as of December 31, 2001 and 2000                                     4

Statements of Changes in Net Assets Available for Benefits
   for the years ended December 31, 2001, 2000 and 1999                 5

Notes to Financial Statements                                           6

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INDEPENDENT AUDITORS' REPORT


Compensation Committee of the Board of Directors
Summit Properties Inc.
Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Summit Properties Inc. 1996 Non-Qualified Employee Stock Purchase Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the Plan's changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.




/S/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
February 26, 2002

SUMMIT PROPERTIES INC. 1996 NON-QUALIFIED EMPLOYEE
    STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                           December 31,
                                                      2001             2000
                                                  --------------  -------------
ASSETS:
    Receivables from Summit Properties Inc.:
      Participant contributions                        $209,015       $92,639
      Employer contributions                             36,885        42,298
                                                  --------------  -------------

NET ASSETS AVAILABLE FOR BENEFITS                     $245,900       $134,937
                                                      =========      ========


See notes to financial statements.

SUMMIT PROPERTIES INC. 1996 NON-QUALIFIED EMPLOYEE
    STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
    FOR BENEFITS


                                             Years Ended December 31,
                                         2001         2000        1999
                                       ---------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS
    AT THE BEGINNING OF THE YEAR       $134,937     $615,887   $1,133,840

ADDITIONS:
    Participant contributions           286,467      919,063    1,645,273
    Employer contributions               53,462      358,113      481,607
                                       ---------  -----------  -----------
      Total additions                   339,929    1,277,176    2,126,880

DEDUCTIONS:
    Distributions of common stock
      to participants                   228,966    1,758,126    2,644,833
                                       ---------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS
    AT THE END OF THE YEAR             $245,900     $134,937     $615,887
                                       ========     ========     ========


See notes to financial statements.

SUMMIT PROPERTIES INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1.  DESCRIPTION OF THE PLAN

    The Summit Properties Inc. (the "Company") 1996 Non-Qualified Employee Stock Purchase Plan (the "Plan") was adopted by the Company's Board of Directors on September 18, 1995 and became effective on January 1, 1996. The Plan is a non-qualified voluntary contribution plan designed to enable eligible employees and directors (the "participants") of the Company to purchase common stock of the Company at a discount. From 1996 through 1999, the Plan allowed each participant to purchase up to $100,000 per year of the Company's common stock. In December 1999, the Plan was amended to decrease the maximum annual purchase amount by a participant from $100,000 to $25,000. The Plan is administered by the Company (referred to herein as the "Plan Administrator") which has delegated certain administrative responsibilities to the Compensation Committee of the Board of Directors of the Company. The Plan provides for a series of six month purchase periods (each a "purchase period"). A purchase period is a period of six months beginning each January 1 and July 1 and ending each June 30 and December 31, respectively. The price of the shares of the common stock purchased is the lesser of 85 percent of the closing price of such shares either on (a) the first day of each purchase period, or (b) the last day of each purchase period.

    The Company has reserved 500,000 shares of common stock for participants under the Plan.

    Participant Contributions - Full time employees who have completed one month of service with the Company are eligible to participate in the Plan either by payroll withholding or cash payments at any time during each purchase period. Directors who have completed one month as a member of the Board of Directors are eligible to participate in the Plan by making cash payments at any time during each purchase period. Participants elect to participate in the Plan by completing and submitting an election form to the Plan Administrator.

    Employer Contributions - Employer contributions represent the discount or aggregate difference between the market value price of the Company's common stock and the established discount purchase price at the end of a purchase period.

    Distributions - The Company's Transfer Agent and Registrar issues shares of common stock upon receipt of participant and Company contributions. The Transfer Agent and Registrar then prepares stock certificates, which are registered in the participants' names, and holds such certificates on behalf of the participants or issues stock certificates to the participants upon their written request. Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the participants.

    Withdrawals - A participant may withdraw all or any part of the contributions made during a purchase period by delivering an amended election form to the Plan Administrator on or before the last day of such purchase period.

    Plan Termination - The Board of Directors of the Company may terminate this Plan and any purchase period at any time (together with any related contribution elections) provided, however, no such termination shall be retroactive unless the Board of Directors determines that applicable law requires a retroactive termination of this Plan.

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2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

    Administrative Expenses - Administrative expenses of the Plan are paid by the Company.

    Distributions - Distributions are recorded when common stock has been distributed to participants.

3.  INTERNAL REVENUE SERVICE STATUS

    The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the discount/compensation earned under the Plan.

4.  DISTRIBUTIONS

    A summary of stock purchased and distributed on July 2, 2001, January 2, 2001, July 3, 2000, January 3, 2000, July 1, 1999 and January 4, 1999, for
    the six month purchase periods ended June 30, 2001, December 31, 2000, June 30, 2000, December 31, 1999, June 30, 1999 and December 31, 1998,
    respectively, is as follows:

                                           July 2,       January 2,     July 3,     January 3,     July 1,    January 4,
                                            2001           2001          2000          2000         1999        1999
                                        -------------  -------------  ------------  -----------  ----------- ------------
    Participant contributions                $77,452        $92,639       $826,424    $523,504   $1,121,769     $963,764
    Employer contributions                    16,577         42,298       315,815       92,383      389,224      170,076
                                        -------------  -------------  ------------  -----------  ----------- ------------
    Market value of stock                    $94,029       $134,937    $1,142,239   $  615,887   $1,510,993   $1,133,840
                                        ============   =============  ============  ===========  =========== ============

    Market value of stock purchased
      and distributed per share               $26.83         $26.00        $21.00       $17.88       $19.75      $ 17.25
                                        ============   =============  ============  ===========  =========== ============

    Shares purchased and distributed           3,505          5,190        54,392       34,455       76,506       65,730
                                        =============  =============  ============  ===========  =========== ============

5.  SUBSEQUENT EVENT

    On January 2, 2002, an additional 9,828 shares of common stock with a market value of approximately $246,000 were purchased and distributed for the purchase period ended December 31, 2001.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Properties Inc., the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             SUMMIT PROPERTIES INC.
                                             1996 NON-QUALIFIED EMPLOYEE
                                             STOCK PURCHASE PLAN

                                             By:  Summit Properties Inc.,
                                                     the Plan Administrator

Date:  March 15, 2002                        By:  /s/Gregg D. Adzema
                                                  ------------------
                                             Gregg D. Adzema
                                             Executive Vice President and
                                             Chief Financial Officer